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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                -----------------


       [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

       [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________to ____________

                         Commission file number: 1-12744


                         MARTIN MARIETTA MATERIALS, INC.
                            PERFORMANCE SHARING PLAN
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)




                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




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                          Audited Financial Statements
                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

   Years ended December 31, 1999 and 1998 with Report of Independent Auditors




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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                          Audited Financial Statements

                     Years ended December 31, 1999 and 1998




                                    CONTENTS


Report of Independent Auditors................................................1
Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4




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                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.




June 5, 2000
Raleigh, North Carolina




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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                 Statements of Net Assets Available for Benefits




                                                           DECEMBER 31
                                                        1999         1998
                                                     ----------------------
                                                         (In Thousands)

ASSETS
Cash                                                 $  2,170      $     --
Interest in Master Trust, at fair value               113,777       107,093
Contributions receivable:
  Employees                                               398           374
  Martin Marietta Materials,  Inc.                        140           130
                                                     ----------------------
Net assets available for  benefits                   $116,485      $107,597
                                                     ======================



See accompanying notes.



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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

           Statements of Changes in Net Assets Available for Benefits



                                                         YEAR ENDED DECEMBER 31
                                                            1999          1998
                                                         ----------------------
                                                              (In Thousands)

Net assets available for benefits at beginning of year $107,597 $ 82,202 Additions to net assets:
   Contributions:
     Employees                                              4,995         4,614
     Martin Marietta Materials, Inc.                        1,882         1,664
     Rollovers                                              5,628         2,688
                                                         ----------------------
   Total contributions                                     12,505         8,966

   Interest in net investment gain of Master Trust          2,701        22,015
                                                         ----------------------
Total additions                                            15,206        30,981

Deductions from net assets:
   Distributions and withdrawals                            5,884         5,262
   Administrative expenses                                    434           324
                                                         ----------------------
Total deductions                                            6,318         5,586

                                                         ----------------------
Net assets available for benefits at end of year         $116,485      $107,597
                                                         ======================


See accompanying notes.



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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                          Notes to Financial Statements

                                December 31, 1999


1. ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with the assets of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the trustee for securities for which there is not an established market. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc. (the "Corporation"), are otherwise paid by the Master Trust and allocated to each of the participating plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. Such reclassifications had no impact on previously reported net assets available for benefits.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan providing eligible salaried employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Martin Marietta Materials, Inc. is the Plan's sponsor and also serves as the Plan administrator.




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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

Employees are eligible to enroll in the Plan after six months of service. Employee participation requires employee basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code ("IRC") limitations on allowable compensation). Participants may also elect to make additional supplemental contributions which are not considered for purposes of computing the employer match. A participant's combined basic and supplemental contributions may not exceed 17% of that participant's base pay. Generally, a participant's before-tax contributions may not exceed 15% of base pay, subject to certain restrictions for highly compensated employees, as defined.

The Corporation matches the participants' annual basic contribution (the first 7% of base pay). The amount of the Corporation's match is equal to 50% of the basic contributions and is credited to participant accounts monthly. All participants are 100% vested in the value of their accounts, including employer contributions.

During 1999 and 1998, the participants' investment options included the Yielded-Enhanced Short-Term Investment Fund, S&P 500 Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, Daily Bond Market Fund, Vanguard Windsor Fund and Vanguard International Growth Fund.

The Lockheed Martin Common Stock Fund was an investment option prior to the Corporation's split-off from Lockheed Martin Corporation, the Corporation's former parent company and the previous administrator of the Plan. In October 1998, any participant's remaining balance in the Lockheed Martin Common Stock Fund was automatically reinvested in the Yield-Enhanced Short-Term Investment Fund.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options - daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation.



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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides for participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation's 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. Approximately $665,000 and $708,000 was loaned to participants during 1999 and 1998, respectively. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.



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                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)



4. MASTER TRUST

The Plan's interest in the Master Trust's net assets as of December 31, 1999 and 1998, was 82.50% and 84.95%, respectively. The Plan's interest in the Master Trust did not fluctuate significantly throughout the years ended December 31, 1999 and 1998. An analysis of investments and related investment income for the Master Trust is as follows:

                                                      1999
                                   --------------------------------------------
                                                       NET
                                    INTEREST      DEPRECIATION       FAIR VALUE
                                      AND         IN FAIR VALUE         AT END
                                   DIVIDENDS       DURING YEAR         OF YEAR
                                   --------------------------------------------
                                                  (In Thousands)

Investments at fair value:
   Cash and cash equivalents        $ 1,758          $     --         $ 35,191
   Governmental bonds                    --                --            2,027
   Corporate bonds                       --                --            1,467
   Common stocks                      2,835            (1,606)          96,033
   Other                                123                --            2,449
                                    ------------------------------------------
                                    $ 4,716          $ (1,606)        $137,167
                                    ==========================================


                                                      1998
                                   --------------------------------------------
                                                       NET
                                    INTEREST      APPRECIATION       FAIR VALUE
                                      AND         IN FAIR VALUE         AT END
                                   DIVIDENDS       DURING YEAR         OF YEAR
                                   --------------------------------------------
                                                  (In Thousands)
Investments at fair value :
   Cash and cash equivalents        $ 1,493          $     --         $ 35,527
   Governmental bonds                   126                --            2,465
   Corporate bonds                       64                --            1,763
   Common stocks                      1,506            21,784           83,784
   Other                                150                --            2,211
                                    ------------------------------------------
                                    $ 3,339          $ 21,784         $125,750
                                    ==========================================




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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            MARTIN MARIETTA MATERIALS, INC.
                                            PERFORMANCE SHARING PLAN


                                            By:  Martin Marietta Materials, Inc.
                                                 Plan Administrator

                                            By:  Benefit Plan Committee


                                            By:  /s/ Janice K. Henry
                                                 -------------------------------
                                                 Janice K. Henry


Date:  June 27, 2000



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                                  EXHIBIT INDEX


              Exhibit No.                   Document
              -----------                   --------

                  23                        Consent of Ernst & Young LLP